

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 20, 2016

Adam Elmquist
Chief Executive Officer
App Incline Corporation
1510 Longbranch Avenue
Grover Beach, CA 93433

> **Re:** **App Incline Corporation**
> **Registration Statement on Form S-1**
> **Filed March 29, 2016**
> **File No. 333-210462**

Dear Mr. Elmquist:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have nominal assets and your operations to date have been primarily organizational. As such, we believe you may be a shell company pursuant to Securities Act Rule 405 of Regulation C. Please disclose your shell company status on the prospectus cover page and add a risk factor that highlights the consequences of shell company status, or advise. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

2.   It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact and its implications in your filing. For example, please clearly disclose your election under Section 107(b) of the

JOBS Act. If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, include a statement that the election is irrevocable.

3.   You disclose that you have generated minimal revenue to date throughout the prospectus. However, we note your disclosures in the second risk factor on page 8 and in Note 2 on pages F-8 and F-15 that you have not generated any revenue. Please reconcile or advise.

Prospectus Summary, page 5

4.   You disclose that the cost of being a reporting company will be approximately $60,000 for the 12 months following this primary offering. On pages 15 and 31, however, you indicate that the estimated cost is $20,000. Please reconcile.

Risk Factors

"Presently, the Company's president has other outside business activities . . . ," page 9

5.   You state that Mr. Elmquist devotes approximately 20 hours per week to your operations. Furthermore, on page 29, you state that he devotes up to 20 hours per week. Please revise to clarify the minimum number of hours per week that he devotes to your operations.

"The Company's stock price may be volatile." page 12

6.   You indicate that you will apply to list your common stock on a national exchange when it appears that you are referring to the OTC Bulletin Board. In this regard, we note your disclosure on page 7. Please reconcile.

"If a market for our Common Stock does not develop, shareholders may be unable," page 13

7.   Your disclosure indicates that your common stock will be listed on the OTC Pink or OTCQB marketplace. In this same risk factor and in other disclosures, however, you state your intention to list your common stock on the OTC Bulletin Board. Please reconcile.

Use of Proceeds, page 13

8.   You state that the proceeds from this offering will not be used to pay Mr. Elmquist for his services to the company. In the second risk factor on page 10, however, you indicate that he may decide in his sole discretion to use some of the funds for this purpose. Please reconcile or advise.

Dilution, page 18

9.   Please revise the offering price per share that is depicted in the last column of the second table.

Description of Business, page 20

10.   We note that you cite to reports throughout for statistical information about the mobile application industry. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document. Furthermore, it appears that the citation in the first paragraph on page 24 is inaccurate. Please revise or advise.

Current Operations, page 24

11.   It appears that some of the information regarding your plan of operations is inconsistent with your disclosure on page 27. For example, you state here that Phase 2 of your plan involves contracting with a marketing company, but on page 27, you indicate that this will not happen until Phase 3. Please reconcile or advise.

Product, page 25

12.   You include screenshots of your mobile application, SoundVine, that contain information derived from third-party sources. As there is no explanation of the significance of these screenshots, please expand upon your disclosures to address their content and source.

Directors, Executive Officers, Promoters and Control Persons, page 32

13.   Please revise Mr. Elmquist's biographical information to clarify his principal occupations and employment during the past five years, including the name and business of any company for which he worked. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 33

14.   We note that the summary compensation table includes salary earned by Mr. Elmquist during the three-month period ending December 31, 2015. Please revise this figure to correspond with the salary earned by him during your last completed fiscal year, which appears to have ended September 30, 2015. Furthermore, you disclose that he earned $50,000 in other compensation when a portion of that amount was allocated to reimbursement. In this regard, we note your disclosure on page 30 that he received $42,608 of that amount as compensation. Please revise.

Certain Relationships and Related Transactions, page 35

15.   We note that information regarding the unsecured promissory note's term and interest does not correspond with related disclosures on pages 38 and F-16 as well as Exhibit 10.2. Please revise. Furthermore, please tell us your consideration for disclosing repayment of this note in the Use of Proceeds section.

Exhibits, page 41

16.   Please file the form of subscription agreement that you will require investors in the offering to execute. We note the disclosure on pages 17 and 18 in this respect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief
Office of Information
Technologies and Services

cc: William Robinson Eilers, Esq.